[UPR LOGO]
Jack L. Messman
Chairman & CEO

                                October 8, 1997

[Pennzoil Director]
[Address]

Dear [Pennzoil Director]:

     We believe our revised proposal resolves the concerns Pennzoil has expressed regarding our previous offer. As evidenced by the attached commentary, the independent investment community agrees.

     I want to make sure that you are fully aware that our proposal includes our willingness to work with Pennzoil to structure a transaction with a special feature involving Pennzoil's international exploration and production assets. This feature would provide real value to Pennzoil shareholders in excess of $84 per share, if these assets are worth more than $600 million. We believe there are transaction structures involving Pennzoil's international E & P assets which are both fair to UPR shareholders and could provide all, or substantially all, of this potential upside value to Pennzoil shareholders.

     Our preference is, and always has been, to negotiate a transaction with Pennzoil. We stand ready to begin constructive negotiations at any time.


                                                Sincerely,

                                               /s/ Jack

                                               Jack L. Messman

                          ANALYST COMMENTARY ON UPR'S
                          ALL CASH OFFER FOR PENNZOIL


"I just do not think the Pennzoil Board can ignore shareholder rights."

                                   Michael Young, DMG
                                   Reuter, 10/6/97


"I think 84 bucks, all cash for the company, especially if you're willing to carve out those international properties . . . I think it's a hell of a deal. I don't know how Pennzoil turns it down."

                                   Arthur W. Tower, Howard, Weil
                                   Houston Chronicle, 10/7/97


"Union Pacific Resources ups the ante for Pennzoil in the form of an all cash bid."

                                   Ellen Hannan, Prudential Securities
                                   First Call, 10/7/97


"The latest offer from UPR addresses almost all of Pennzoil's arguments."

                                   Michael Barbis, UBS
                                   Reuter, 10/6/97


"Never has PZL specifically stated how to achieve the shareholder value offered by UPR."

                                   John Herrlin, Merrill Lynch
                                   First Call, 10/7/97


"We think that UPR will ultimately prevail."

                                   Tom Driscoll, Salomon Brothers
                                   First Call, 10/7/97


"The more we have looked at the deal, the more optimistic we have become in the intermediate and longer-term prospects for the resulting enterprise . . . The basics of the deal continue to make perfect sense to us and are representative of forward-looking thinking on the part of the UP Resources team."

                                            David Bradshaw, DLJ
                                            First Call, 10/7/97

"In addition, UPR has taken an interesting approach in its bid for Pennzoil by offering to discuss a contingent value, or upside, to Pennzoil's international oil and gas assets above UPR's assessed value of $600 million. It is entirely appropriate, in our view, that UPR place a contingent value on Pennzoil's international assets as that is where the greatest difference in perceived value exists. The details of any contingent value are completely open to discussions between UPR and Pennzoil managements. UPR described the added value feature by saying that the concept was more important than the exact structure.

"UPR is in essence willing to discuss a higher price for certain of the company's assets, if Pennzoil management can show that such assets do in fact hold higher value. This added feature may prove to be the catalyst to begin negotiations between the two companies.

"Realistically, there is no sound reason for UPR and Pennzoil not to enter discussions on valuation. Pushing aside the assertions both companies have been making in their media campaign to shareholders, the bottom-line issue is WHAT IS THE PRESENT VALUE of Pennzoil's assets? . . . it is unlikely, in our view, that Pennzoil shareholders will allow their company's board to avoid discussing the issue with UPR, if for no other reason than it deprives such shareholders of their rights."

                                   Michael Young, DMG
                                   First Call, 10/7/97


"It puts more pressure on the Pennzoil board to come to the table . . . this was a stock that was trading at 59 1/2 before the Union Pacific announcement. Eighty-four (dollars per share) represents a significant premium."

                                   Tom Burnett, Merger Insight
                                   Houston Chronicle, 10/7/97


"This revised offer mutes much, if not all, of Pennzoil's criticism of the UPR offer. Since the offer is now 100% in cash, the value of UPR's stock is immaterial. In addition, PZL can no longer accuse UPR of undervaluing its assets following its offer to create a special security tied to the value of the international exploration assets. . .


"It will be much more difficult for Pennzoil to contest UPR's revised offer. In addition, a largely new shareholder base (30.4 million shares or 64% of those outstanding have traded since UPR's original offer) could make it tougher for Pennzoil's board to stick with its 'Just say no' defense . . . the ball is now in PZL's court . . . the acquisition is dilutive to earnings but, more importantly, it is additive to cash flow. While leverage will increase substantially, we believe the strategic fit more than makes up for this."

                                   Michael Barbis, UBS
                                   First Call, 10/7/97

"[An all-cash bid] probably increases the chances that UPR can complete the merger. This shrinks the wiggle room for Pate in addressing his shareholders."

                                   David Garcia, Principal Financial Securities
                                   Fort Worth Star-Telegram, 10/7/97


"By offering $84 in cash per each PZL share, and an equity option kicker, in the event of a negotiated transaction with PZL, UPR has put money on the barrel to elicit a response from PZL that focuses on net present value vs. verbiage on long-term strategy. The degree of rhetoric between the two companies has been high . . . Obviously, UPR would like to still negotiate with PZL, and the all cash approach might act as a catalyst to get PZL to come to terms. Should PZL remain truculent in its response, the shareholder tender (due 11/5/97) might become a more important event in PZL's decision-making process."

                                   John Herrlin, Merrill Lynch
                                   First Call, 10/7/97


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